July 11, 2005

Via facsimile (310) 788-1200 and U.S. Mail

Didier Pietri
Chief Executive Officer
Vialta, Inc.
48461 Fremont Boulevard
Fremont, California 94538

Re:  	Vialta, Inc.
	Schedule 13E-3/A
      Filed on July 5, 2005
      File No. 5-61971
      Revised Schedule 14A
      Filed on July 5, 2005
      File No. 0-32809

Dear Mr. Pietri:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Term Sheet, page 1

   Is there a risk that the merger will be deemed a fraudulent conveyance?, page 4

1. We note your response to prior comment 9 that a fraudulent conveyance argument could be applied to any acquisition in which a company`s own assets are being used to pay all or part of the consideration. Please revise to include the information you provided in your response letter in the proxy statement.

What are the consequences of the merger to present members of management and the board of directors?, page 6

2. We refer you to prior comment 26. We note that you provide disclosure regarding stay bonus agreements in this section and throughout your preliminary proxy. Please revise to provide a summary of the benefits received by Vialta`s officers and directors as a result of the stay bonus agreements. For example, you should disclose the aggregate cash amount received by each officer and director as a result of the stay bonus agreements and quantify the number of unvested stock options held by each officer and director that have or will accelerate in accordance with the terms of the stay bonus agreements. It may be most clear if this information is presented in tabular format.

Does the merger agreement limit the solicitation of transactions or termination of the merger agreement?, page 8

3. We note that "[i]n certain circumstances" Vialta must pay the out-of-pocket expenses actually and reasonably incurred by Victory and its affiliates up to a maximum of $250,000. Please summarize the circumstances. Also, revise to more clearly disclose that Victory is owned by the participating stockholders and they will be reimbursed for all of the out-of-pocket expenses incurred under the referenced circumstances.

What are the U.S. federal income tax consequences of the merger to holders of Vialta stock?, page 9

4. We note your disclosure that if the deemed redemption of shares of Vialta common stock results in an "ownership change," Vialta`s ability to use net operating loss carryforwards and certain other tax attributes may be limited. Please revise your disclosure to explain the benefits that Vialta and the participating stockholders may receive as a result of these net operating loss carryforwards if they are not limited. To the extent possible, please quantify. Also, explain the circumstances in which this transaction may be considered an "ownership change" and describe how Vialta`s ability to use the net operating loss carryforwards may be limited.

Special Factors, page 11

Structure of the Transaction, page 11

5. We refer you to prior comment 23. We note that the board discussed other strategic alternatives, such as continuing to operate the company as an ongoing business and liquidating the company. Please summarize the relative advantages and costs of these alternatives and disclose why the board determined that a sale of the company was the best alternative. See Item 1013 of Regulation M-A.

6. We refer you to prior comment 24. Please disclose the compensation received or to be received by Needham. See Item 1015(b)(4) of Regulation M-A. Advise us whether Needham was given any instructions or limitations concerning its engagement. If any instructions or limitations were provided, please disclose them.

7. We note your response to prior comment 25 regarding the reports that Needham provided to the board with respect to its exploration of a possible sale to an unaffiliated third party. We continue to believe that your disclosure should summarize all reports prepared by Needham pursuant to Item 1015 of Regulation M-A and any written reports should be filed as exhibits pursuant to 1016 of Regulation M-A. Filing only the liquidation analysis performed by Needham does not satisfy your obligations under Item 1016. Moreover, you do not provide any legal analysis as to why, under applicable precedent, Needham`s reports (both oral and written) are not materially related to this going private transaction. Please revise your disclosure to include the requested disclosure or provide a detailed explanation of why you believe that the report referenced above "did not materially relate to the proposed Rule 13E-3 transaction."

Background of the Merger, page 11

8. Disclose your response to prior comment 30 in the proxy statement.

9. We refer you to prior comment 31. Your response indicates that the board of directors determined that "the securities of Company
A, which constituted a significant portion of its offer, were not adequate consideration for the Company`s shareholders." Revise to disclose this in the proxy statement. In addition, please identify Company A by name in the proxy statement. The identity of Company
A is material, given your concerns about the value of the stock of this public company. You should also more specifically describe the "regulatory claims" to which Company A`s principal`s had been subject related to a predecessor business, with a view to explaining in further detail why these concerned the board so much.

10. We note your response to comment 33. Disclose the "projected
March 31, 2005 balance sheet" that the parties used as their guide in negotiating the fair value of the company.

11. On page 17 of your revised preliminary proxy statement you disclose that the special committee proposed a price of $0.36 per share in cash as a starting point for negotiations. Please disclose your response to prior comment 36. In addition to including your response to prior comment 36, please discuss all other factors that the special committee considered and to which you refer generally in your comment response.

Position of Vialta as to the Fairness of the Merger to Vialta`s
Stockholders; Reasons for Recommending the Approval of the Merger
Agreement and the Merger, page 21

12. We refer you to prior comment 42. Please clarify this risk by explaining the basis for your belief that Vialta may only have recourse against Victory. Also, clarify that Vialta may not have recourse against any of the participating stockholders.

13. Please disclose your response to prior comment 44.

Opinion of the Financial Advisor to the Special Committee, page 26

14. We note that Salem compared Vialta`s financial information with that of other publicly traded companies that Salem deemed to be comparable to Vialta. For each applicable valuation method, please disclose the criteria Salem relied upon to choose these comparable companies. What was the basis for Salem`s belief that these companies were "comparable?"

Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta`s Stockholders,
Page 36

15. We refer you to prior comment 51. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction and should be discussed in your disclosure. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. If the participating stockholders are adopting the analyses of another filing person, please disclose. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Certain Effects of the Merger, page 37

Effect on Participating Stockholders` Interest in Net Book Value and Net Earnings, page 39

16. We refer you to prior comment 52. Although we note that you provide the aggregate pre-merger interests of the participating stockholders, please revise to also disclose the pre-merger interests of each participating stockholder. See Instruction 3 of
Item 1013 of Regulation M-A.

Closing

 	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203 thereafter.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers
and Acquisitions

cc:	Robert B. Dellenbach, Esquire
      Fenwick & West LLP
      275 Battery Street, Suite 1500
      San Francisco, California 94111

      Barry Dastin, Esquire
      Kaye Scholer LLP
      1999 Avenue of the Stars, Suite 1700
      Los Angeles, California 90067